May 2, 2006 Mr. Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E., Mail Stop 3561. Washington, D.C. 20549-3561

Re:	US LEC Corp.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 7, 2006
File No. 0-24161

Dear Mr. Spirgel:

On behalf of US LEC Corp. (the “Company”), this will acknowledge receipt of your letter of April 25, 2006 commenting on the Company’s Form 10-K for the fiscal year ended December 31, 2005( the “Comment Letter”) and asking that the Company respond to the Comment Letter within 10 business days. The Company has asked us to request an extension to May 31, 2006 to respond the Comment Letter for the following reasons:

1.        The Company has several significant transactions under consideration that are requiring substantial time and attention by senior officers and the Company’s financial staff. These efforts may continue for several weeks or they may end abruptly in a week or two. Several of these officers will have to be involved in responding to the Comment Letter.

2.        The Company is currently involved in preparing its Form 10-Q Report for the quarter ended March 31, 2006. The same personnel who would be involved in responding to the Comment Letter are devoting a substantial amount time to the preparation of this quarterly report which is not expected to be completed and filed until the week of May 1, 2006.

3.        Today the Company has its quarterly conference call with analysts, shareholders and other interested parties. Most of the senior officers who participate in this call, and who typically require a day or two to prepare for it, are the same officers who will be preparing responses to the Comment Letter.

Please advise us by phone or letter that an extension to May 31, 2006 to respond to the Comment Letter is acceptable. You may call me at (704) 331 1029 or Tom O’Donnell at (704) 331 3542.

Yours truly,

MOORE & VAN ALLEN PLLC

/s/ Barney Stewart III

Barney Stewart III

cc: J. Lyle Patrick Shane Turley